Exhibit 99.1
Petro Travel Plaza Holdings LLC
Consolidated Financial Statements
For the Years Ended
December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Members
Petro Travel Plaza Holdings LLC

We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC (“the Company”) as of December 31, 2012 and 2011, and the related consolidated comprehensive income statements, and statements of cash flows and changes in members' capital for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petro Travel Plaza Holdings LLC at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 19, 2013

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$6,416	$13,968
Inventories	2,325	2,158
Due from affiliate	571	555
Other current assets	266	259
Total current assets	9,578	16,940
Property and equipment, net	44,196	44,092
Other noncurrent assets, net	246	307
Total assets	$54,020	$61,339
Liabilities and Members’ Capital
Current liabilities:
Current portion of long-term debt	$719	$640
Accrued expenses and other current liabilities	2,104	2,284
Total current liabilities	2,823	2,924
Commitments and contingencies (Note 10)
Long-term debt, excluding current portion	17,358	18,076
Other noncurrent liabilities	141	139
Total liabilities	20,322	21,139
Members’ capital	33,698	40,454
Accumulated other comprehensive income (loss)	—	(254)
Total members’ capital	33,698	40,200
Total liabilities and members’ capital	$54,020	$61,339
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
(in thousands)

	Years Ended December 31,
	2012	2011	2010
Revenues:
Fuel	$111,342	$107,459	$85,844
Nonfuel	22,620	20,885	19,171
Total revenues	133,962	128,344	105,015
Costs and expenses:
Cost of sales:
Fuel	102,206	99,400	78,614
Nonfuel	9,688	8,878	8,148
Total cost of sales (excluding depreciation)	111,894	108,278	86,762
Operating expenses	14,539	14,766	13,527
Depreciation and amortization expense	1,482	1,392	1,407
Total costs and expenses	127,915	124,436	101,696
Operating income	6,047	3,908	3,319
Interest income	7	8	9
Interest expense	(810)	(1,227)	(1,320)
Net income	$5,244	$2,689	$2,008

Other comprehensive income (loss):
Change in accumulated unrealized loss on cash flow hedging derivative	254	364	(191)
Other comprehensive income (loss):	254	364	(191)
Comprehensive income	$5,498	$3,053	$1,817
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income	$5,244	$2,689	$2,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,482	1,392	1,407
Amortization of debt issuance costs	30	84	119
Increase (decrease) from changes in:
Accounts receivable	(14)	(31)	(15)
Inventories	(167)	(240)	(83)
Other current assets	7	15	6
Due to/from affiliates	(16)	35	(2,490)
Accrued expenses and other current liabilities	97	652	(454)
Other, net	2	(24)	(28)
Net cash provided by operating activities	6,665	4,572	470
Cash flows from investing activities:
Purchases of property and equipment	(1,577)	(832)	(627)
Net cash used in investing activities	(1,577)	(832)	(627)
Cash flow from financing activities:
Repayments of term debt	(640)	(571)	(537)
Payments of debt issuance costs	—	(166)	—
Distribution to members	(12,000)	—	(2,400)
Net cash used in financing activities	(12,640)	(737)	(2,937)
Net increase (decrease) in cash and cash equivalents	(7,552)	3,003	(3,094)
Cash and cash equivalents, beginning of period	13,968	10,965	14,059
Cash and cash equivalents, end of period	$6,416	$13,968	$10,965
Supplemental cash flow information:
Interest paid during the period	$817	$1,252	$1,321
Non-cash investing and financing activities:
Net change in Accumulated unrealized gain (loss) on cash flow hedging derivative	$254	$364	$(191)
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
(in thousands)

	Members’ Capital	Accumulated Other Comprehensive Income (Loss)	Total Members’ Capital
Balances, December 31, 2009	$38,157	$(427)	$37,730
Distribution to members	(2,400)	—	(2,400)
Net income	2,008	—	2,008
Other comprehensive loss	—	(191)	(191)
Balances, December 31, 2010	37,765	(618)	37,147
Net income	2,689	—	2,689
Other comprehensive loss	—	364	364
Balances, December 31, 2011	40,454	(254)	40,200
Distribution to members	(12,000)	—	(12,000)
Net income	5,244	—	5,244
Other comprehensive loss	—	254	254
Balances, December 31, 2012	$33,698	$—	$33,698
The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012, 2011 and 2010
(in thousands)
(1) Company Formation and Description of Business

Company Formation

Petro Travel Plaza Holdings LLC (the “Company”), a Delaware limited liability company, was formed on October 8, 2008 by Tejon Development Corporation, a California corporation (“Tejon”) and TA Operating LLC, a Delaware limited liability company (“TA”) to develop and operate two travel plazas in Southern California. The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC (“PTP”) and East Travel Plaza LLC (“ETP”), each of which is a California limited liability company. ETP was formed on October 8, 2008, to develop a travel plaza, and had no operations until December 2009, when construction of that travel plaza was complete and it began operations. The Company's LLC agreement limits each members' liability to the fullest extent permitted by law.

PTP was formed on December 5, 1997, by Tejon and Petro Stopping Centers, L.P., a Delaware limited partnership (“Petro”) to develop and operate a travel plaza in Southern California that began operations in 1999. Petro was acquired by TA's parent company in 2007 and was merged into TA in 2008. As a result, TA became the owner of Petro's interest in PTP. Hereinafter both TA and Petro are referred to as TA. Tejon and TA both contributed their ownership interest in PTP to the Company, and the results of PTP are included for all periods presented. The formation of the Company during 2008 was a change in legal entity structure, and did not represent a business combination.

Pursuant to the terms of the Company's Operating Agreement, TA manages the travel plazas and is responsible for the administrative, accounting, and tax functions of the Company.
These consolidated financial statements include results for the Company and its subsidiaries for all periods presented.
Description of Business

The Company has two travel plazas. One travel plaza, owned by PTP, operates under the Petro brand and the other travel plaza, which is owned by ETP and began operations in December 2009, operates under the TravelCenters of America brand. The travel plazas offer a broad range of products, services and amenities, including diesel fuel, gasoline, full service and branded quick service restaurants, truck maintenance and repair facilities, travel stores, convenience stores and truck driver services such as showers, weigh scales, a truck wash and laundry facilities.
(2) Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The carrying amount of cash equivalents is equal to their fair value.
Due from Affiliate
Pursuant to the terms of the Company's Limited Liability Company Operating Agreements (the “Operating Agreement”), as amended, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliates in the accompanying balance sheets.

Inventories
Inventories are stated at the lower of cost or market value. The Company determines cost principally on the weighted average cost method.
Property and Equipment
Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred, and amounted to $711, $706 and $654 for the years ended December 31, 2012, 2011 and 2010, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to depreciation and amortization in the accompanying consolidated comprehensive income statements.
Debt Issuance Costs
Costs incurred in obtaining long-term financing are capitalized and amortized over the life of the related debt using the effective interest method as a component of interest expense. The Company capitalized $142 of costs related to the Amended Credit Agreement it entered in December 2011. At December 31, 2012 and 2011, debt issuance costs included in other assets on the balance sheet were $214 and $239, respectively, and accumulated amortization of debt issuance costs was $34 and $4, respectively.
Impairment of Long-Lived Assets
The Company recognizes impairment charges when (a) the carrying value of a long lived or indefinite lived asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company's estimates of fair value are based on its estimates of likely market participant assumptions including with respect to projected operating results and the discount rate used to measure the present value of projected future cash flows. If the business climate deteriorates the Company's actual results may not be consistent with these assumptions and estimates. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset is made. The lowest level of asset groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities is the individual travel center and, accordingly, it is at the individual travel center level that the Company performs its impairment analysis. The Company includes impairment charges, when required, in depreciation and amortization expense in our consolidated comprehensive income statements.
Environmental Liabilities and Expenditures
Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to the matter and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of similar contamination. Any such liabilities are exclusive of claims against third parties. Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments.
Asset Retirement Obligations
Asset retirement costs are capitalized as part of the cost of the related long-lived asset and such costs are allocated to expense using a systematic and rational method. To date these costs relate to our obligation to remove underground storage tanks used to store fuel and motor oil. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank. The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. Revisions to the liability could occur due to changes in removal costs, asset useful lives or if new regulations regarding the removal of such tanks are enacted. An asset retirement obligation of approximately $141 and $132 has been recorded as a noncurrent liability as of December 31, 2012 and 2011, respectively. The $9 increase between years is the result of accretion of the liability.
Derivative Instruments and Hedging Activities
The Company records derivative instruments on the balance sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivative instruments are recorded in other comprehensive income to the extent that hedge accounting criteria are met and that the hedge is effective. Special accounting for qualifying hedges allows a derivative's gain or loss to offset related results on the hedged item in the comprehensive income statements at the time those gains or losses are realized and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. If the terms of the Company's derivative instrument do not match the terms of the hedged item, a portion of the derivative instrument would be ineffective and the Company would recognize gains or losses attributable to the ineffective portion in the comprehensive income statements immediately.
Revenue Recognition
The Company recognizes revenue from the sale of fuel and nonfuel products and services at the time delivery has occurred and services have been performed. The estimated cost to the Company of the redemption by customers of loyalty program points is recorded as a discount against gross sales in determining net sales presented in the consolidated comprehensive income statements.
Motor Fuel Taxes

The Company collects the cost of certain motor fuel taxes from consumers and remits those amounts to the supplier or the appropriate governmental agency. Such taxes were $12,298, $12,351 and $12,266, for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in net revenues and cost of sales in the accompanying comprehensive income statements.

Advertising and Promotion
Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expenses in the accompanying comprehensive income statements, were $315, $279 and $267 for the years ended December 31, 2012, 2011 and 2010, respectively.
Income Taxes
The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Company's Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.
Recently Issued Accounting Pronouncements
In June 2011, the FASB issued an update to amend ASC Topic No. 220, Comprehensive Income, which amended its guidance on the presentation of comprehensive income in financial statements with a stated intention of improving the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a single statement that presents net income and comprehensive income, or (2) a separate statement of comprehensive income immediately following the income statement. Companies are no longer allowed to present comprehensive income on the statement of changes in shareholders' equity. In both options, companies must present the components of net income, total net income, the components of other comprehensive income, total other comprehensive income and total comprehensive income. In addition, in December 2011, the FASB issued an amendment to the standard that deferred the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The provisions of both pieces of new guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and require retrospective application for all periods presented. The Company's adoption of this new standard, which was effective January 1, 2012, affected its presentation of comprehensive income but did not otherwise affect the Company's financial position or results of operations.
Subsequent Events
The Company has evaluated subsequent events through March 19, 2013, which date represents the date the financial statements were available to be issued.
(3) Inventories
Inventories at December 31, 2012 and 2011, consisted of the following:

	2012	2011
Nonfuel products	$1,762	$1,691
Fuel products	563	467
Inventories	$2,325	$2,158

(4) Property and Equipment
Property and equipment, net, as of December 31, 2012 and 2011, consisted of the following:

	Estimated Useful Lives	2012	2011
	(years)
Land		$17,717	$17,717
Building and improvements	10-40	34,526	33,302
Furniture and equipment	3-10	8,017	7,526
Construction in progress		—	138
		60,260	58,683
Less: accumulated depreciation		16,064	14,591
Property and equipment, net		$44,196	$44,092

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $1,473, $1,383 and $1,398, respectively. The Company did not capitalize interest during any period presented.
(5) Accrued expenses and other current liabilities
Accrued expenses and other current liabilities as of December 31, 2012 and 2011, consisted of the following:

	2012	2011
Taxes payable, other than income taxes	$608	$692
Environmental reserve	750	415
Accrued wages and benefits	382	365
Interest rate swap	—	254
Other	364	558
Total other current liabilities	$2,104	$2,284

(6) Long-Term Debt
Long-term debt consisted of the following at December 31, 2012 and 2011:

	2012	2011
Note payable to a bank	$18,077	$18,716
Less current portion	719	640
Long-term debt, excluding current portion	$17,358	$18,076
We entered into an amended credit agreement with a bank in November 2011, that replaced the former note payable that was due to mature in August 2012. The amended credit agreement matures in December 2018. This debt carries certain financial covenants, with which the Company was in compliance at December 31, 2011. Scheduled principal payments are $58.6 per month until July 2013, $61.6 per month from August 2013 through July 2014, $64.8 per month from August 2014 through July 2015, $68.1 from August 2015 through July 2016, $71.6 from August 2016 through July 2017, $75.3 from August 2017 through July 2018 and $79.1 from August 2018 through December 2018, with the final installment of $13,253 due at maturity. Interest at LIBOR plus 2.5% is payable monthly. The Company had an interest rate swap, or the swap, on the note payable that is more fully described in Note (9). The interest rate on the note payable was 2.71% at December 31, 2012. The note payable is collateralized by the Company's real property.

The Company's weighted average interest rates were 4.18%, 5.93% and 6.05% during 2012, 2011 and 2010, respectively.

Future minimum principal payments due on the note payable during the next five years as of December 31, 2012, were as follows:

Year ending December 31,	Total
2013	$719
2014	$755
2015	$795
2016	$835
2017	$878

(7) Related-Party Transactions
Amounts due from affiliates as of December 31, 2012 and 2011, were $571 and $555, respectively. Pursuant to the terms of the Company's Operating Agreement, TA manages the travel plazas and is responsible for the administrative, accounting, and tax functions of the Company. TA receives a management fee for providing these services. The Company paid management fees to TA in the amounts of $800, $800 and $725 for the years ended December 31, 2012, 2011 and 2010, respectively, which fees are included in operating expenses in the accompanying consolidated comprehensive income statements.

The employees operating the Company's travel plazas are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $7,135, $7,005, and $6,759 in 2012, 2011 and 2010, respectively. These reimbursements were recorded in operating expenses on the accompanying consolidated comprehensive income statements.
In addition to management services and staffing provided by TA, the Company's Operating Agreement grants the Company the right to use all of TA's names, trade names, trademarks and logos to the extent required in the operation of the Company's travel plazas.
(8) Members’ Capital
Ownership
Tejon and TA are the Members of the Company. The members and their interests in the Company are as follows:

Members
Tejon Development Corporation	60%
TA Operating LLC	40%
Allocations of Income
In any fiscal year, the Company’s profits or losses shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.
Allocations of Distributions
At any such time that there is a distribution from the Company, that distribution shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement. A distribution totaling $2,400 was made in June 2010 and distributions totaling $5,000 and $7,000 were made in June 2012 and September 2012, respectively.

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) related to the accumulated unrealized gain or loss on cash flow hedging derivatives, and the balances at December 31, 2012, 2011 and 2010, consisted of the following:

Accumulated other comprehensive income (loss)
Balance at December 31, 2009	$(427)
Change in accumulated unrealized loss on cash flow hedging derivative	(191)
Balance at December 31, 2010	(618)
Change in accumulated unrealized loss on cash flow hedging derivative	364
Balance at December 31, 2011	(254)
Change in accumulated unrealized loss on cash flow hedging derivative	254
Balance at December 31, 2012	$—
(9) Financial Instruments
At December 31, 2012, the Company had no involvement with derivative financial instruments. The Company used derivatives to manage well-defined interest rate risks. During 2012, 2011 and 2010, the Company was party to an interest rate swap agreement to hedge the interest rate risk associated with the note payable. The swap expired during August 2012 and was not replaced. The swap that had been in place was not an exchange traded instrument. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company accounted for the swap as a cash flow hedge. Changes in the fair value of the swap were recorded in other comprehensive income (loss) to the extent the hedge was effective. Under the swap agreement entered in August 2009 in conjunction with the note payable, the Company paid a fixed rate of 2.55% in exchange for a floating rate based on LIBOR on the notional amount as determined monthly. The monthly notional amount was equal to the principal on the note payable at each reset date. The transaction converted the Company's interest rate exposure from a floating rate to a fixed rate basis. The Company measured the fair value of the swap based on observable inputs for similar assets or liabilities, primarily the future notional amounts of the swap, the contractual fixed interest rate of 2.55% and estimates of the 30 day LIBOR yield curve, which input was classified as a level two input. Level two inputs are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. At December 31, 2011, the swap agreement had a notional amount of $18,716 and was highly effective. As of December 31, 2011, the fair value of the swap was recognized as a liability of $254 and was included in current liabilities, as the agreement expired in August 2012.

The fair value of PTP's financial instruments is the amount at which assets and liabilities could be settled in an orderly transaction among market participants. The Company uses the market approach and income approach to value assets and liabilities, as appropriate. The Company's interest rate swap was measured at fair value on a recurring basis during 2012 and 2011.

The December 31, 2011, fair value of the swap was as follows:

	Fair Value	Level 1	Level 2	Level 3
Interest rate swap	$254	$—	$254	$—
Total liabilities	$254	$—	$254	$—

At December 31, 2012 and 2011, the fair value of the Company's debt approximated its carrying value.
(10) Commitments and Contingencies
The Company's operations and travel plazas are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks (“UST”) to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company's USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Where required or believed by the Company to be warranted, the Company takes action at its travel plazas to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. At December 31, 2012 and 2011, the Company had a reserve for environmental matters of $750 and $415, respectively. The Company accrues for environmental remediation expenses based upon initial estimates obtained from contractors engaged to perform the remediation work as required by federal, state and local authorities. It is often difficult to predict the extent and the cost of environmental remediation until work has commenced and the full scope of the contamination determined. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company's business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note (2) for a discussion of its accounting policies relating to environmental matters.

In May 2010, the California Attorney General filed a litigation on behalf of the California State Water Resources Control Board against various defendants, including the Company, in the Superior Court of California for Alameda County seeking unspecified civil penalties and injunctive relief for alleged violations of underground storage tank laws and regulations at various facilities, including the Company's, operated by TA in Kern and Merced counties. On July 26, 2010, the California Attorney General voluntarily dismissed this litigation against the Company and the other named defendants, and on September 2, 2010, refiled its complaint against the same defendants in the Superior Court of California for Merced County, seeking unspecified civil penalties and injunctive relief. The parties are presently engaged in discovery and the court has not yet set a date for a trial. The Company has denied the material allegations in the complaint and asserted various affirmative defenses. The Company disagrees with the Attorney General's allegations and it intends to defend this lawsuit if a settlement is not reached. The Company has accrued an estimated loss for this matter, and believes that the additional amount of loss it may realize, if any, upon the ultimate resolution of this matter in excess of the amount it has accrued will not be material.
In addition to the legal proceeding referenced above, the Company is involved from time to time in various other legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.